STRATHMORE GROUP LLC

Statement of Financial Condition
Required by the U.S. Securities and Exchange Commission

Including Independent Registered Public Accounting Firm's Report

As of March 31, 2024

STRATHMORE GROUP, LLC

FINANCIAL STATEMENT, FORM X-17A-5, PART III, AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2024

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Sole Member
Strathmore Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Strathmore Group, LLC (the "Company") as of March 31, 2024, and the related notes (collectively referred to as the "Financial Statement").

In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

Victor Mokuolu, CPA PLLC

We have served as Strathmore Group, LLC's auditor since 2022.

Houston, Texas
June 26, 2024
PCAOB ID: 6771

STRATHMORE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2024

<u>ASSETS</u>

Cash	$	129,836
Accounts receivable		50,000
Prepaid expenses and other assets		1,565
TOTAL ASSETS	$	181,401

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES		
Accrued expenses and other liabilities	$	9,540
TOTAL LIABILITIES		9,540
MEMBER'S EQUITY		171,861
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	181,401

The accompanying notes are an integral part of this financial statement.

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1. Organization and Nature of Business

Strathmore Group, LLC (the "Company") is a securities broker-dealer located in New York State. It is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), both effective May 1, 2020. The Company was incorporated in the State of Delaware as of December 10, 2018.   It has a single-Member (the "Member").
The Company operates as a Capital Acquisition Broker ("CAB") with two lines of business: the private placement of securities; and providing associated advisory services. As a regulated Capital Acquisition Broker, the Company's operating activities are specified by SEC and FINRA regulations, including its authorized lines of business; investor accreditation criteria; and exemption from SEC Rule 15c3-3.
A limited liability company is a hybrid business entity that combines the taxation feature of a flow-through entity, such as a partnership or sole proprietorship, with the loss limitation feature of a corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Cash
The Company maintains a bank account with a major financial institution. The Company's cash balance may at times exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The cash balance of $129,836 at March 31, 2024 did not exceed the FDIC limit. The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months. There were no cash equivalents as of March 31, 2024.

Accounts Receivable
Accounts receivable from private placement contracts as of March 31, 2024 amounted to $50,000, Accounts receivable of $50,000 at March 31, 2024 are stated at net realizable value. No allowance for doubtful accounts was required based upon the Company's assessment in accordance with ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of the financial asset.

The Company's CECL evaluation considered factors such as historical experience; credit quality; terms; balances; current and future economic conditions; and other matters relevant to collectability.

2. *Summary of Significant Accounting Policies - continued*

Income Taxes
As a single-Member LLC, the Company is treated as a disregarded entity for federal and New York State income tax purposes. Accordingly, the Member is personally responsible for the federal and state income taxes on the Company's taxable income. Therefore, no provision for federal and state income taxes was made in this financial statement.

3. *Accounts Receivable*

Accounts receivable as of March 31, 2024 amounted to $50,000.

4. *Related Party Transactions*

The Company made the short-term lease election to exempt its office lease from the accounting requirements of ASC 842, Leases.

5. *Net Capital Requirements*

The Company is subject to SEC Rule 15c3-1 Computation of Net Capital ("Rule 15c3-1"), which requires the maintenance of minimum Net Capital equivalent to the greater of $5,000 or 6-2/3% of Aggregate Indebtedness at March 31, 2024, both as defined. Rule 15c3-1 also requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. Further, Rule 15c3-1 provides that equity capital may not be withdrawn, or cash dividends paid if the resulting Net Capital ratio would exceed 10 to 1.

At March 31, 2024, the Company had Net Capital of $120,296 which was $115,296 in excess of its required minimum of $5,000. The Company's ratio of Aggregate Indebtedness to Net Capital was 7.93 to 1.

6. *Commitments and Contingencies*

The Company may be involved in litigation, claims and regulatory actions arising out of its business as a securities broker-dealer. The Company is not aware of any such matters for March 31, 2024. The Company had no commitments, guarantees or indemnifications as of March 31, 2024.

8. *Recently Issued Accounting Pronouncements*

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statement. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statement.

8. Subsequent Events

The Company has evaluated subsequent events through the date the financial statement was issued. No material subsequent events occurred that were required to be recognized or disclosed in the Company's financial statement.